WEALTHN LLC

3532 Muirwood Drive

Newtown Square, PA 19073

September __, 2018

TigerShares Trust

3532 Muirwood Drive

Newtown Square, PA 19073

Ladies and Gentlemen:

In order to provide TigerShares Trust (the “Trust”) with initial capital, we have purchased from the Trust the amount of shares of the initial series of the Trust at the price per share as follows:

Number of Shares	Price Per Share	Total Investment
4,000	$25.00	$100,000

We represent and warrant to the Trust that the shares of the Trust have been acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

WEALTHN LLC

By:	/s/ Yang Xu
Name:	Yang Xu
Title:	Chief Executive Officer